EXHIBIT 10.1

TWELFTH MODIFICATION AGREEMENT AND AGREEMENT FOR E-SERVICES

THIS TWELFTH MODIFICATION AGREEMENT ("Agreement") is made as of the 21st day of February 2003 by and among E-LOAN, INC. (the "Borrower"), GMAC BANK (the "Lender").

W IT N E S S E T H:

WHEREAS, the Borrower and Lender have entered into a Warehouse Credit Agreement, dated as of November 1, 2001 (the "Warehouse Credit Agreement") and other credit documents including but not limited to the Note, Guaranty and Warehouse Security Agreement (collectively, "Warehouse Credit Documents"), all capitalized terms used herein without definition having the definitions given them in the Warehouse Credit Agreement), pursuant to which Lender will advance funds to the Borrower under the Warehouse Credit Agreement and the Borrower will pledge to Lender the mortgage loans funded with such advances; and

WHEREAS, Lender developed a process by which an approved borrower will be able to provide Lender with funding requests by e-mailing, autoposting, or web mailing to Lender an encrypted file containing information requested on the attached Warehouse Bank E-Fund Customer Import File Layout attached hereto as Exhibit A , or by providing such information by completing forms available on www.warehousebank.com (the "Service(s)");

WHEREAS, Borrower is willing to accept a license of the Services on the terms and conditions defined by this Agreement and Lender wishes to permit Borrower to use the Services;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and intending to be bound hereby the parties agree as follows:

1.   <u>Warehouse Credit Agreement</u>. The Warehouse Credit Agreement is hereby amended as follows:

(a)   The definition of "Authorized Employee"shall be added to Section 1.01 of the Warehouse Credit Agreement and shall read in full as follows:

      "Authorized Employee"shall mean any employee of the Borrower identified on Exhibit C attached hereto, and updated from time to time as necessary, but not less frequently than every 30 calendar days, as an authorized person to engage in the ordinary course activities in connection with this Agreement on behalf of the Borrower. By way of illustration, but not by way of limitation, the appearance of any Authorized Employee's (i) name and signature on any Request for Advance submitted to Lender or (ii) an Electronic Request for Advance is transmitted in accordance with methods authorized by Lender or from an e-mail source acceptable to Lender, shall be conclusive evidence that the transaction was authorized by Borrower.

(b) The definition of "Wet Advance" contained in Section 1.01 of the Warehouse Credit Agreement shall be amended to read in full as follows:

      "<u>Wet Advance</u>" shall mean an Advance made by the Lender against the pledge of Eligible Mortgage Loans, Eligible HELOC/Second Mortgage Loans or Eligible Nonconforming Mortgage Loans with respect to which the Borrower has delivered to the Lender a Request for Advance or an Electronic Request for Advance in accordance with Section 2.04 in lieu of the delivery of the Mortgage Note related thereto; <u>provided</u>, <u>however</u>, that from and after the date on which the Mortgage Note with respect to any such Mortgage Loan is received by the Lender, such Advance shall cease to be a Wet Advance."

(c)   Section 2.03 of the Warehouse Credit Agreement is amended to read in full as follows:

"2.03   Pledge of Collateral. Whenever the Borrower desires to pledge a Mortgage Loan to the Lender, it shall deliver to the Lender at its Office a pledge of Collateral substantially in the form of Exhibit A-1 (the "Pledge of Collateral"). Each Pledge of Collateral: (i) shall be appropriately completed by an Authorized Employee of the Borrower to describe the Collateral to be pledged; and (ii) shall have attached thereto each of the Collateral Documents required in the Pledge of Collateral, including, without limitation, in the case of a Mortgage Loan with respect to which a Wet Advance is being requested in accordance with Section 2.04, an assignment by the Borrower to the Lender of the related Mortgage fully completed and in recordable form reasonably satisfactory to Lender. With respect to any Electronic Request for Advance, Borrower does hereby grant to Lender a security interest in each of the Mortgage Loans described in each Electronic Request for Advance and all Collateral Documents creating or securing same ("Pledged Loans") to secure the payment of all of the Obligations of Borrower, including without limitation, all Obligations of the Borrower under the Warehouse Credit Agreement and Warehouse Security Agreement. The Borrower will deliver the Pledged Loans to the Lender as required by the Warehouse Credit Agreement and Warehouse Security Agreement."

(d)   Section 2.04 of the Warehouse Credit Agreement is amended to read in full as follows:

"Request for Advance. Whenever the Borrower desires to incur an Advance hereunder, not later than 4:15 p.m. E.S.T. on the proposed date of such Advance, or such other time as Lender, in its sole discretion, may deem appropriate from time to time (i) it shall deliver to the Lender at its Office a request for Advance substantially in the form of Exhibit A-2 or Exhibit A-3, as applicable (the "Request for Advance") or (ii) by using a means of electronic transmission approved by the Lender, transmit to Lender in an electronic format a request for Advance ("Electronic Request for Advance"), which shall include all information required by Exhibit A-2 or A-3. Before disbursing funds for an Advance to be secured by a Mortgage Loan with an outstanding principal amount in excess of $650,000, the Lender shall have reviewed documentation it deems necessary and approved such Advance. Each Request for Advance or Electronic Request for Advance: (i) shall be appropriately completed by an Authorized Employee of the Borrower to specify the aggregate principal amount of the Advance or Wet Advance to be made and the proposed date of such Advance (which shall be a Business Day) or (ii) for Electronic Request for Advance, such Electronic Request for Advance shall be delivered to Lender in accordance with procedures previously approved or otherwise acceptable by Lender; and (iii) shall, in the case of a Wet Advance, include instructions with respect to the disbursement of such Wet Advance. The Lender is entitled to rely upon and act upon Electronic Request for Advance and the Borrower shall be unconditionally and absolutely estopped from denying (x) the authenticity and validity of any such transaction so acted upon by the Lender once the Lender has advanced funds and has deposited or transferred such funds as requested in any such Electronic Request and (y) the Borrower's liability and responsibility therefor."

(e)   Section 2.5 of the Warehouse Credit Agreement is amended to read in full as follows:

"2.05   Disbursement of Funds. (a) On the date specified in the Request for Advance or Electronic Request of Advance with respect to any Advance other than a Wet Advance, the Lender may, at its option, make available to the Borrower the amount of such Advance requested to be made on such date by wire transfer of funds to the Borrower's Advance Account, or such other account as Borrower's Authorized Employee may direct in writing from time to time. (b) On the date specified in the Request for Advance or Electronic Request of Advance with respect to any Wet Advance, the Lender may, in its reasonable discretion, disburse the amount of such Wet Advance directly to the appropriate title company, escrow agent or closing agent, by cashier's check or wire transfer in accordance with the instructions set forth in the related Request for Advance or Electronic Request of Advance, the Lender's customary practice and the requirements of applicable law. (c) In the event that a Wet Advance is disbursed by a cashier's check sent by the Lender or the Lender's bank to the appropriate title company, escrow agent or closing agent, the Lender may, in its reasonable discretion, disburse the amount of such Wet Advance under cover of an instruction letter substantially in the form of Exhibit B-1 (a "Wet Advance Disbursement Instruction"). In the event that a Wet Advance is to be disbursed by wire transfer or by a cashier's check printed at the Borrower's office and sent by the Borrower to the appropriate title company, escrow agent or closing agent, the Borrower shall deliver to the appropriate title company, escrow agent or closing agent an instruction letter substantially in the form of Exhibit B-2 (a "Borrower's Wet Advance Disbursement Instruction"). Upon the request of the Lender, the Borrower shall deliver to the Lender a copy of any Borrower's Wet Advance Disbursement Instruction delivered by the Borrower."

(f) Section 5.03 of the Warehouse Credit Agreement is amended to read in full as follows:

"5.03 Request for Advance or Electronic Request for Advance. Prior to the making of each Advance, the Lender shall have received a Request for Advance or Electronic Request for Advance with respect thereto meeting the requirements of Section 2.04."

(g) Section 11.01(viii) of the Warehouse Credit Agreement is amended to read in full as follows:

"(viii) the loss, misplacement or destruction of any cashier's check issued by the Lender in respect of any Advance after receipt of such check by the closing agent, escrow agent, title company, attorney or any other authorized party identified in the Request for Advance or Electronic Request for Advance relating to such Advance, it being understood and agreed that, notwithstanding the indemnity under this Section 11.01(c)(viii) or any such loss, misplacement or destruction, the funds represented by any such lost, misplaced or destroyed cashier's check shall constitute an Advance hereunder; and"

2. Grant of Limited License. (a) Lender hereby grants to Borrower, for the term of the Warehouse Credit Agreement, upon the terms and conditions set forth herein, a limited, royalty free, non-transferable, non-exclusive license to use the Services for the term specified below; (b) The license grant herein is solely for Borrower's internal, non-commercial, use of the Services, or any portion thereof on the applicable computer system ("Computer System") under its control; (c) No Copies. No right to reproduce or copy the Services in whole or part is granted.

3. Term and Termination. The Term will begin upon the execution of this Agreement and will remain in force until the earliest occurrence of any of the following: (a) Borrower discontinues use of the Services, in which case Borrower shall promptly notify Lender of its actions; or (b) until the termination or expiration of the Warehouse Credit Agreement. Either party may terminate the license under this Agreement at any time by notifying the other in writing. Upon termination or cancellation, Borrower agrees to return to Lender, or at the option of Lender, destroy and certify destruction of all copies, in whole or in part, of the Services, and all other tangible or machine resident forms of

Confidential Information relating to the performance of this Agreement. Any and all licenses granted herein automatically terminate upon termination or cancellation of the Warehouse Credit Agreement.

4.   Obligations of Lender.

(a)   Services. Lender will provide Borrower with use of the Services for use on Borrower's Computer System as described herein. The Borrower agrees that, in its use of the Services, it will comply at all times and in all respects with the provisions of this Agreement and the Warehouse Credit Agreement.

(b)   Encryption Key. Lender will supply the Borrower with the PGP encryption software key which will enable the Borrower to use the Service to electronically transmit Advance Requests. Each instruction to process an Electronic Request for Advance through e-mail must be encrypted using the key supplied by Lender.

5.   Obligations of Borrower.

(a)   Equipment. Borrower, at its sole expense, is responsible for providing all computer hardware, software and other equipment and facilities necessary for use of the Services. Borrower acknowledges that Lender WILL NOT be supporting Borrower's computer NOR the internet provider in order for Borrower to utilize the Service, and any maintenance or repair of same shall be Borrower's sole responsibilities.

(b)   The Borrower agrees to keep all information relating to its identification number and password strictly confidential with such information being given only to a limited number of employees of the Borrower who have an absolute need to know such information in order to carry out their job responsibilities for the Borrower, and the Borrower will be responsible for the maintenance of security over such identification number and password. From time to time, but not less frequently than every 30 calendar days, the Borrower must change its password through procedures provided by Lender. Use of a password by the Borrower with instructions to process an Electronic Request for Advance shall be deemed to be conclusive evidence that the Borrower has duly authorized the Electronic Request for Advance.

(c)   Reversing or Canceling Electronic Advance Requests. The Borrower shall advise Lender by telephone, and confirmed in writing in the event that the Borrower wishes to have Lender reverse or cancel Electronic Advance Request which has been initiated by the Borrower. The Borrower agrees that if Lender processes a reversal or cancellation or an Electronic Request for Advance at the request of the Borrower, in accordance with Section 9 hereof, the Borrower does hereby release and agrees to indemnify Lender and hold Lender harmless from any claims against Lender arising from such reversal.

(d)   From time to time, but not less frequently than every 30 calendar days, Borrower shall provide to Lender a list of names, positions, signatures and passwords for individuals authorized to utilize the Services in the form reasonably acceptable to Lender. Borrower's release and indemnification obligations under Section 9 hereunder shall apply in the event of Borrower's failure to comply with the requirements of this Section.

(e)   Borrower's Data.   (1)   Borrower agrees that it will not use the Services in a manner that exposes valuable or irreplaceable data to loss or damage by potential malfunctioning of the Services. Borrower acknowledges it is solely responsible for the protection and back-up of any Borrower data and software used in conjunction with the Services. (2) If Borrower provides information to Lender by e-mail, Borrower must utilize PGP software encryption . Lender shall supply to Borrower a PGP encryption key and Borrower shall be obligated to utilize such key for all encryptions. Borrower shall bear all responsibility and liability arising from failure to use the PGP encryption software or failure to provide Lender with a decryption key.

(f)   Error and Failure Reporting. Borrower will promptly notify Lender of any software errors, failures, problems, damage to or loss of data, or any other defects in the Services discovered by Borrower.

(g)   The Borrower shall establish security procedures for identification numbers and passwords, which procedures shall be approved by and satisfactory to Lender. The Borrower shall assure that the security system on all computers is activated at all times and operates to require the use of a password to log on to the Service. Borrower agrees that it is responsible for maintaining the security and confidentiality of the user names and passwords issued by Lender to Borrower's agents or employees. Borrower represents and warrants that it will not permit unauthorized individuals to use its user names and/or passwords to access the Service. Borrower is responsible for the actions of any individuals using its user names and/or passwords to access the Service and hereby forever releases Lender and agrees to defend and indemnify Lender against any claims, losses, damages, costs, expenses, fines and other liabilities, including attorneys' fees, arising out of Borrower's failure to maintain the security and confidentiality of its user names and/or passwords or arising out of the unlawful use of the Service by Borrower or by any person who obtains access to the Service using Borrower's user names and/or passwords.

(h)   The Borrower acknowledges that passwords will be deactivated if the Borrower stops using the Service at any time and for any reason, including termination by Lender of this Agreement or the Warehouse Credit Agreement.

(i)   Borrower's obligations shall not be limited to those enumerated in this section, and shall include, by way of illustration but not by way of limitation, all other obligations listed in this Agreement or the Warehouse Credit Agreement or other Warehouse Credit Document.

6.   Confidentiality and Protection of Materials.

(a)   Definitions. "Confidential Information" may include, but is not limited to, the following information: (1) The Services and all components thereof in any form, including written materials related thereto; (2)   Any other information disclosed by Lender. Confidential Information shall not include information which is (1) or becomes rightfully available to third parties without restriction and without breach of this Agreement by Borrower; or (2) rightfully becomes part of the public domain without breach of this Agreement; or (3) rightfully becomes known or available to Borrower without restriction from another source that has properly obtained and disclosed the Confidential Information.

(b)   Status of Services. Borrower acknowledges that the Services provided by Lender constitute commercially valuable, proprietary trade secrets and confidential information of Lender and/or Lender's licensor(s).

(c)   Borrower Obligations. Borrower agrees not to disclose directly or indirectly, in whole or in part, or to take any action that would result in the unauthorized disclosure to any third party any Confidential Information hereunder except as authorized by this Agreement or by express written consent of Lender. Borrower agrees not to disclose to any third party that it is or will be utilizing, or has tested the Services except at the request of, or with the written approval of Lender. Borrower will not sell, transfer, publish, disclose, display, reproduce or otherwise make available the Services or copies thereof in any form whatsoever, to any third party without the prior written approval of Lender. Borrower shall use the same degree of care but no less than a reasonable degree of care to protect the Confidential Information as it uses to protect its own proprietary and confidential information. Borrower agrees to secure and protect the Services and any copies thereof in a manner consistent with the maintenance of the rights of Lender therein and to take appropriate action by instruction or agreement with its employees who are permitted access to the Services to satisfy its obligations under this section. Borrower personnel who have access to the Services, before any such access is given, shall be informed of the confidential nature of the Services and the obligations of Borrower hereunder.

(d)   The Borrower shall treat as confidential the terms and provisions of this Agreement and shall take all necessary measures to prevent their disclosure to any third party without Lender prior written consent, provided, however, that this Agreement may be filed with the U.S. Securities and Exchange Commission ("SEC") in connection with the parties' quarterly or annual SEC reports.

7.   Inspections.

(a)   The Borrower shall permit officers and designated representatives of Lender to visit and inspect any of the properties of the Borrower in order to inspect the Borrower's business operations and to verify the security measures in effect, all at such reasonable times and to such extent as Lender may request.

(b)   At least once annually, Lender at its expense, or their respective affiliates as appropriate, or their designated representatives, shall have the right to make periodic examinations and/or audits of Borrower's facilities, procedures, documentation, books and records, and in connection therewith, to interview Supplier personnel for the purpose of assuring Borrower's compliance with the terms and conditions of this Agreement. In addition, Borrower shall cooperate with any federal or state regulatory agencies seeking to conduct periodic examinations and/or inspections of Borrower's facilities and procedures if (a) legally required or (b) appropriate for purposes of demonstrating and testing Lender or Lender's compliance with applicable regulatory and other legal requirements.

(c)   Lender considers compliance with the audit provisions described herein to be material provisions of this Agreement.

8.   Intellectual Property Rights.

(a)   Rights of Lender. The Services and all copies thereof, all reports and other materials made or developed under this Agreement are proprietary to Lender and are the property of Lender and/or its licensors. Any and all applicable rights, title, and interest in copyrights, trademarks, and trade secrets in the Services, all reports and other materials made or developed under this Agreement, are and will remain solely and exclusively with Lender and/or its licensors. No title to or ownership of the Services or any Confidential Information is transferred hereby. All right, title and interest in and to any invention relating to the Services whether or not patentable, conceived or made in the course of, or as a result of performance of this Agreement shall be the exclusive property of Lender.

(b)   Ownership Acknowledgment. Borrower acknowledges that the Services are protected by a copyright interest and that the intellectual property rights defined in this Agreement are owned by Lender and/or Lender's licensors.

(c)   Ownership of Modifications. Lender shall have the full right, title and interest, to all such changes, modifications and enhancements, including but not limited to the incorporation thereof into the Services for assignment, license or other transfers to third parties.

9.   Acknowledgements, Limitations of Warranties and Remedies.

(a)   Borrower hereby agrees to release Lender, its subsidiaries, and their owners, officers, directors, agents and employees from any and all claims and damages and the cost of defending the same, including reasonable attorneys' fees, which may arise out of or in connection with Borrower's use of the Services, or the use or failure to use the PGP encryption software. Borrower agrees to hold harmless and indemnify Lender its subsidiaries, and their owners, officers, directors, agents and employees from any and all claims and damages and the cost of defending the same, including reasonable attorneys' fees, which may be brought against Lender by third parties as a result of Borrower's use of the Services, or Borrower's use or failure to use the PGP encryption software with Lender's encryption key.

(b)   Borrower shall have the sole responsibility for adequate protection and backup of its data used in connection with the Services and Borrower shall have no claim against Lender for lost data, re-run time, inaccurate input, work delays or other damages resulting from the use of the Services.

(c)   **LENDER MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE SERVICES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES AS TO MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.   BORROWER ACCEPTS THE PRODUCT AND SERVICES IN "AS IS" CONDITION.**

(d)   **IN NO EVENT SHALL LENDER BE LIABLE FOR ANY DAMAGES, INCLUDING, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THE FURNISHING, THE PERFORMANCE, OR THE USE OF THE SERVICES**.

(e)   Borrower's sole and exclusive remedy for breach of this Agreement due to matters beyond Lender's reasonable control, regardless of the form of action chosen by Borrower, whether in contract or in tort or otherwise, is termination of the license in accordance with Section 9.

(f)   The Borrower represents that neither this Agreement nor any transaction contemplated thereby will violate any legal restriction applicable to the Borrower or such transaction. Lender shall not be liable for any losses, damages, liabilities or costs suffered or incurred by the Borrower or any third party as a result of (a) an unauthorized use of any identification number or password to submit an Electronic Request for Advance or an unauthorized use of Services due to the action of Borrower personnel or agents or a breach of security at the Borrower's site(s). In no event shall Lender be liable for special, indirect or consequential damages.

10.   References to Warehouse Credit Agreement. Any default under this Agreement shall constitute an Event of Default under the Warehouse Credit Agreement, and any Default under the Warehouse Credit Agreement shall constitute a default under this Agreement. Upon the effectiveness of this Agreement, each reference in the Warehouse Credit Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import, and each reference in the Note, the Warehouse Security Agreement, the Guaranty Agreement and any other Warehouse Credit Document to the Warehouse Credit Agreement, shall mean and be a reference to the Warehouse Credit Agreement as amended hereby._____

11.   Ratification of Documents.

(a) Except as specifically amended herein, the Warehouse Credit Agreement, the Note, the Warehouse Security Agreement, the Guaranty Agreement and the Support Agreement shall remain unaltered and in full force and effect and are hereby ratified and confirmed.

(b) The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Lender under the Warehouse Credit Agreement, the Note, the Warehouse Security Agreement, the Guaranty Agreement or any other Warehouse Credit Document nor constitute a waiver of any default or Event of Default under the Warehouse Credit Agreement, the Note, the Warehouse Security Agreement, the Guaranty Agreement or the Support Agreement.

12.   Representations and Warranties.   The Borrower hereby certifies that (i) the representations and warranties which it made in the Warehouse Credit Agreement and the Warehouse Security Agreement are true and correct as of the date hereof and (ii) no Event of Default and no event which could become an Event of Default with the passage of time or the giving of notice, or both, under the Note, the Warehouse Credit Agreement or the Warehouse Security Agreement exists on the date hereof.

13.   Miscellaneous.

(a) Governing Law.   This Agreement shall be governed by and construed according to the laws of the State of Delaware without regard to principles of conflicts of laws and shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns.

(b) Conterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c) Severability. In the event that any provision of this Agreement shall be held to be invalid or unenforceable in any circumstance, such invalidity or unenforceability shall not affect any other provision of this Agreement.

(d) Successors. This Agreement shall be mutually binding upon, and inure to the mutual benefit of, both parties hereto and their respective successors.

(e) Independent contractors. In making and performing this Agreement, the parties act and shall act at all times as independent contractors and nothing contained in this Agreement shall be construed or implied to create the relationship of partner, joint venture, or of employer and employee or any other relationship or agency between the parties. At no time shall either party make commitments or incur any charges or expenses for or in the name of the other party, nor use the name of the other party in any advertising or marketing without the prior written consent of the other party.

(f) Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties relating to the subject mater hereof. This Agreement may not be modified without the prior written consent of the parties hereto.

(g) Survival. All indemnities set forth herein and the Borrower's obligations to Lender shall survive the termination of this Agreement.

(h) Force Majeure. If performance by either party of any obligations under this Agreement is prevented, restricted, delayed or interfered with by reason of labor disputes, strikes, acts of God, floods, lightning, severe weather, shortages of materials, rationing, utility or communication failures, failure or delay in receiving electronic data, earthquakes, war, revolution, civil commotion, acts of public enemies, blockade, embargo or any law, or any other act or omission whatsoever, whether similar or dissimilar to those referred to in this clause, which is or are beyond the reasonable control of either party, each party shall provided notice to the other party identifying the cause of the prevention, restriction, delay or interference and the such party shall be excused from performance to the extent of the prevention, restriction, delay or interference, so long as such party is taking reasonable action to accomplish such performance as promptly as possible under the circumstances.

Assignment. This Agreement and the license granted hereunder may not be assigned, sublicensed, or otherwise transferred in whole or in part by Borrower without the prior written consent of Lender.

(j) This Agreement is intended to take effect as a document under seal.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

E-LOAN, INC.
By: /s/ Matt Roberts   /s/ Joe Kennedy
Its: CFO   /   President

GMAC BANK
By: /s/
Its: Senior Vice President

EXHIBIT 10.1

EXHIBIT A*

Warehouse Bank E-Fund Customer Import File Form

* Exhibits and schedules have been omitted in accordance with Item 601 of Regulation S-K, and will be provided upon request.